UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

**Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940**

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1. Name and Address of Reporting Person*	2. Date of Event Requiring Statement *(Month/Day/Year)*	3. I.R.S. Identification Number of Reporting Person, if an entity *(Voluntary)*
Re/Enterprise Asset Management, L.L.C	12/19/02	
(Last) (First) (Middle)		

	4. Issuer Name and Ticker or Trading Symbol	5. Relationship of Reporting Person(s) to Issuer *(Check All Applicable)*
10 New King Street	Sterling Chemicals, Inc. (Ticker Symbol: n/a)	☐ Director ☒ 10% Owner
(Street)		☐ Officer *(give title below)*
	6. If Amendment, Date of Original *(Month/Day/Year)*	☐ Other *(specify below)*
White Plains, NY 10604	Not applicable	
(City) (State) (Zip)		7. Individual or Joint/Group Filing *(Check Applicable Line)*
		☒ Form Filed by One Reporting Person
		☐ Form Filed by More than One Reporting Person

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* Instruction 5(b)(v).

Table I — Non-Derivative Securities Beneficially Owned

1. Title of Security *(Instr. 4)*	2. Amount of Securities Beneficially Owned *(Instr. 4)*	3. Ownership Form: Direct (D) or Indirect (I) *(Instr. 5)*	4. Nature of Indirect Beneficial Ownership *(Instr. 5)*
Common Stock	491,412	I	(1)

Table I — Non-Derivative Securities Beneficially Owned

1. Title of Security *(Instr. 4)*	2. Amount of Securities Beneficially Owned *(Instr. 4)*	3. Ownership Form: Direct (D) or Indirect (I) *(Instr. 5)*	4. Nature of Indirect Beneficial Ownership *(Instr. 5)*
Common Stock	491,412	I	(1)

Table II — Derivative Securities Beneficially Owned (*e.g.*, puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security *(Instr. 4)*	2. Date Exercisable and Expiration Date *(Month/Day/Year)*		3. Title and Amount of Securities Underlying Derivative Security *(Instr. 4)*		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) *(Instr. 5)*	6. Nature of Indirect Beneficial Ownership *(Instr. 5)*
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares			
Preferred Stock	12/19/02	n/a	Common Stock	672,425	n/a	I	(1)
Warrants	12/19/02	12/19/08	Common Stock	105,282	$52	I	(1)

Explanation of Responses:

(1) Re/Enterprise Asset Management, L.L.C. ("REAM") exercises voting and dispositive power over the Issuer's securities (a) as the sole investment advisor to two employee pension plans and (b) as general partner and sole investment advisor of M.D. Sass Re/Enterprise Portfolio Company, L.P. and M.D. Sass Re/Enterprise II, L.P.

/s/ James B. Rubin	December 19, 2002
**Signature of Reporting Person	Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff (a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.

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